Exhibit 4.6

DESCRIPTION OF REGISTRANT’S SECURITIES

The Common Stock, par value $0.0001 per share (the “Common Stock”), of Binah Capital Group, Inc. (the “Company”) is registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The following descriptions summarize the most important terms of our Common Stock. Because it is only a summary, it does not contain all of the information that may be important to you, and is qualified by reference to the Amended and Restated Certificate of Incorporation, the Amended and Restated Bylaws, the Certificate of Designations and the Registration Rights Agreement, which are exhibits to the Annual Report on Form 10-K (“Annual Report”) of which this exhibit is a part. We urge you to read each of the Amended and Restated Certificate of Incorporation, the Amended and Restated Bylaws, the Certificate of Designations and the Registration Rights Agreement in their entirety for a complete description of the rights and preferences of our securities.

Capitalized terms used herein and not defined herein shall have the meaning ascribed to such terms in the Annual Report.

General

The Amended and Restated Certificate of Incorporation authorizes the Company to issue 57,000,000 shares of capital stock, consisting of (i) 2,000,000 shares of Company preferred stock, par value $0.0001 per share and (ii) 55,000,000 shares of Common Stock.

As of the date of the Annual Report, there were 16,447,342 shares of Common Stock outstanding.

As of the date of the Annual Report, there were 1,500,000 preferred stock outstanding.

Classified Board of Directors

The Company’s board of directors is divided into three classes, Class I, Class II and Class III, with members of each class serving staggered three-year terms. At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election and until their successors are duly elected and qualified. This classification of the Company’s board of directors may have the effect of delaying or preventing changes in the Company’s control or management.

Common Stock

Dividend rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive such dividends, if any, as may be declared from time-to-time by the Company’s board of directors out of legally available funds.

Voting rights

Except as otherwise required by law, each holder of Common Stock is entitled to one vote for each share on all matters properly submitted to a vote of the Company’s stockholders, including the election of directors. Holders of Common Stock do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.

Liquidation

Subject to applicable law, the rights, if any, of the holders of any outstanding series of the preferred stock, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company after payment or provision for payment of the debts and other liabilities of the Company, the holders of shares of Common Stock will be entitled to receive all the remaining assets of the Company available for distribution to its stockholders, ratably in proportion to the number of shares of Common Stock held by them.

Rights and preferences

Holders of Common Stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to Common Stock. The rights, preferences, and privileges of the holders of Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of Company preferred stock that the Company may designate in the future.

Preferred Stock

The Company’s board of directors has the authority, without further action by the Company’s stockholders, to issue up to 2,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, and restrictions thereof. These rights, preferences, and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of the Common Stock. The issuance of Company preferred stock could adversely affect the voting power of holders of the Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring, or preventing a change of control of the Company or other corporate action.

Certain Anti-Takeover Provisions of Delaware Law, the Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws

Pursuant to the Amended and Restated Certificate of Incorporation, the Company has opted out of Section 203 of the Delaware General Corporation Law (the “DGCL”). However, the Amended and Restated Certificate of Incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

●	prior to such time, the Company’s board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

●	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the Company’s voting stock outstanding at the time the transaction commenced, excluding certain shares; or

●	at or subsequent to that time, the business combination is approved by the Company’s board of directors and by the affirmative vote of holders of at least 66 2∕3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or certain other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of the Company’s voting stock.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three year period. This provision may encourage companies interested in acquiring the Company to negotiate in advance with the Company’s board of directors because the Company’s stockholder approval requirement would be avoided if the Company’s board of approval approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in the Company’s board of directors and may make it more difficult to accomplish transactions, which stockholders may otherwise deem to be in their best interests.

The Certificate of Incorporation provides that the Stockholder Parties (as defined therein) and their respective affiliates, any of their respective direct or indirect transferees of at least 15% of outstanding Common Stock and any group as to which such persons are party to, do not constitute “interested stockholders” for purposes of this provision.

In addition, the Amended and Restated Certificate of Incorporation does not provide for cumulative voting in the election of directors. The Company’s board of directors is empowered to elect a director to fill a vacancy created by the expansion of the Company’s board of directors or the resignation, death, or removal of a director in certain circumstances.

Authorized Common Stock and Company preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock and Company preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Forum Provision

The Amended and Restated Certificate of Incorporation provides that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court in Delaware or the federal district court of the District of Delaware), will, to the fullest extent permitted by law, be the sole and exclusive forum for:

●	any derivative action or proceeding brought on behalf of the Company;

●	any action asserting a claim of breach of fiduciary duty owed by, or other wrongdoing by, any current or former director, officer, other employee or stockholder of the Company. to the Company or the Company’s stockholders, creditors or other constituents, or a claim of aiding and abetting any such breach of fiduciary duty;

●	any action or proceeding against the Company or any current or former director, officer or other employee of the Company or any stockholder (a) arising pursuant to any provision of the DGCL, the Amended and Restated Certificate of Incorporation or the Amended and Restated Bylaws (as each may be amended, restated, modified, supplemented or waived from time to time);

●	any action or proceeding to interpret, apply, enforce or determine the validity of the Amended and Restated Certificate of Incorporation or the Amended and Restated Bylaws (including any right, obligation or remedy thereunder);

●	any action asserting a claim against the Company or any director, officer or other employee of the Company or any stockholder, governed by the internal affairs doctrine; and

This exclusive forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or any of its directors, officers, or other employees, which may discourage lawsuits with respect to such claims. However, this provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act, which provides for the exclusive jurisdiction of the federal courts with respect to all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Notwithstanding the foregoing, this exclusive forum provision will not apply to actions arising under the Securities Act of 1933, as amended (the “Securities Act”), as other provisions in the Certificate of Incorporation designate the federal district courts of the United States as the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act against any person in connection with any offering of the Company’s securities. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provision. In such instance, the Company would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of the Amended and Restated Certificate of Incorporation. However, there can be no assurance that the provisions will be enforced by a court in those other jurisdictions. If a court were to find the exclusive forum provision contained in the Amended and Restated Certificate of Incorporation to be inapplicable or unenforceable in an action, the Company may incur additional costs associated with resolving such action in other jurisdictions, which could harm the Company’s business, results of operations and financial condition.

Limitations of Liability and Indemnification

The Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws provide that that the Company’s directors will be indemnified by the Company to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended. In addition, the Amended and Restated Bylaws provide that the Company’s directors will not be personally liable for monetary damages to the Company or the Company’s stockholders for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to the Company or the Company’s stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived an improper personal benefit from their actions as directors.

The Amended and Restated Bylaws also permit the Company to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit such indemnification. We have purchased a policy of directors’ and officers’ liability insurance that insures the Company’s officers and directors against the cost of defense, settlement or payment of a judgment in certain circumstances and insures the Company against the Company’s obligations to indemnify the Company’s officers and directors.

These provisions may discourage stockholders from bringing a lawsuit against the Company’s directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against officers and directors, even though such an action, if successful, might otherwise benefit the Company and the Company’s stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the Company’s directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

Listing

The Common Stock is listed on the Nasdaq Stock Market LLC under the symbol “BCG”.

Transfer Agent and Registrar

The Company’s transfer agent and registrar is Continental Stock Transfer & Trust Company.